Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-182451

Relating to Preliminary Prospectus Supplement

Dated July 30, 2012 to Prospectus Dated July 12, 2012

Investors Real Estate Trust

7.95% Series B Cumulative Redeemable Preferred Shares

(Liquidation Preference $25.00 per Share)

Final Pricing Terms

July 31, 2012

Issuer:	Investors Real Estate Trust

Security:	7.95% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest (“Series B Preferred Shares”)

Number of Shares:	4,000,000 Series B Preferred Shares (4,600,000 Series B Preferred Shares if the underwriters exercise their over-allotment option in full)

Public Offering Price:	$25.00 per Series B Preferred Share

Purchase Price by Underwriters:	$24.2125 per Series B Preferred Share

Gross Proceeds (before expenses):	$100,000,000 ($115,000,000 if the underwriters exercise their over-allotment option in full)

Underwriting Discount:	$0.7875 per Series B Preferred Share, $2,992,500 in aggregate ($3,465,000 if the underwriters exercise their over-allotment option in full). The underwriters will not receive any underwriting discount or commissions with respect to the 200,000 Series B Preferred Shares sold in the directed share program.

Maturity:	Perpetual (unless redeemed by the Issuer on or after August 7, 2017 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control (as defined below))

Trade Date:	July 31, 2012

Settlement Date:	August 7, 2012 (T+5)

Dividend Rate:	7.95% per annum of the $25.00 per share liquidation preference (equivalent to $1.9875 per annum per Series B Preferred Share)

Dividend Payment Dates:	Quarterly in arrears on or about the last day of March, June, September and December of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on October 1, 2012

Dividend Record Dates:	The fifteenth day of the calendar month in which the applicable dividend payment date falls, or such other date as designated by the Issuer’s Board of Trustees for the payment of dividends that is not more than 90 days nor fewer than 10 days prior to the dividend payment date. The first dividend record date will be September 15, 2012

Optional Redemption:	The Issuer may not redeem the Series B Preferred Shares prior to August 7, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to its continuing qualification as a real estate investment trust for federal income tax purposes. On and after August 7, 2017, the Issuer may, at its option, redeem the Series B Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per Series B Preferred Share, plus any accrued and unpaid dividends (whether or not declared) up to, but not including, the redemption date (subject to the special optional redemption right described below).

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series B Preferred Shares, in whole or in part within 120 days after the first date on which such Change of Control occurs, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) up to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), the Issuer provides or has provided notice of its election to redeem some or all of the Series B Preferred Shares (whether pursuant to the optional redemption right or the special optional redemption right), the holders of Series B Preferred Shares will not have the conversion rights described below.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series B Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series B Preferred Shares) to convert some or all of the Series B Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s common shares per Series B Preferred Share to be converted equal to the lesser of:

•   the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Share dividend payment and prior to the corresponding Series B Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (defined below); and

• 6.1425 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If, prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series B Preferred Shares will not have any right to convert Series B Preferred Shares in connection with the Change of Control Conversion Right and any Series B Preferred Shares selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series B Preferred Shares are not convertible into or exchangeable for any other securities or property.

A “Change of Control” is when, after the original issue date of the Series B Preferred Shares, the following have occurred and are continuing:

• the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as

amended (the “Exchange Act”), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in the election of the Issuer’s trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•   following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the New York Stock Exchange, or NYSE, the NYSE MKT or The NASDAQ Stock Market, or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or Nasdaq.

The “Change of Control Conversion Date” is the date the Series B Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series B Preferred Shares.

The “Common Share Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is solely cash, the amount of cash consideration per share of the Issuer’s common shares or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash, the average of the closing sale prices per share of the Issuer’s common shares for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on NASDAQ or the NYSE, as the case may be.

CUSIP / ISIN:	461730 301/ US4617303015

Listing:	The Issuer intends to apply to list the Series B Preferred Shares on the NYSE under the symbol “IRET PRB.” If the application is approved, trading of the Series B Preferred Shares on the NYSE is expected to commence within approximately 30 days after the date of initial delivery of the Series B Preferred Shares.

Joint Book-Running Managers:	Robert W. Baird & Co. Incorporated and RBC Capital Markets, LLC

Co-Lead Manager:	D.A. Davidson & Co.

Co-Managers:	Janney Montgomery Scott LLC; Wunderlich Securities, Inc.; J.J.B. Hilliard, W.L. Lyons, LLC; and Ladenburg Thalmann & Co. Inc.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a base prospectus dated July 12, 2012 and a preliminary prospectus supplement dated July 30, 2012) with the Securities and Exchange Commission (“SEC’) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting Robert W. Baird & Co. Incorporated by phone at (800) 792-2413 or by email at syndicate@rwbaird.com, or by contacting RBC Capital Markets, LLC by phone at (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.